Ilan Katz ilan.katz@dentons.com D +1 212 632 5556	Dentons US LLP 1221 Avenue of the Americas New York, NY 10020-1089 United States dentons.com

September 22, 2025

Privileged and Confidential

VIA EDGAR

Jessica Dickerson

Alan Campbell

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, DC 20549

Re:	SAB Biotherapeutics, Inc. Amendment No. 1 to Registration Statement on Form S-3 Filed September 2, 2025 File No. 333-289992

Dear Ms. Dickerson and Mr. Campbell:

By your letter dated September 15, 2025 (the “SEC Letter”), the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) provided comments to the Registration Statement on Form S-3 (the “Registration Statement”), filed with the Staff on September 2, 2025, by our client, SAB Biotherapeutics, Inc. (the “Company”). This letter sets forth the Company’s response with respect to the comments contained in the SEC Letter.

Concurrently herewith, the Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) via the EDGAR system. The changes made to the Registration Statement reflect the responses of the Company to the Staff’s comments as set forth in the SEC Letter.

The Company has asked us to convey the following as its responses to the Staff.

Registration Statement on Form S-3

Prospectus Summary

July 2025 Private Placement, page 2

1.

Please revise your disclosure in this section to clarify that the conversion price for the Series B Preferred Stock is a component in the formula that will be used to calculate the number of common shares issuable upon conversion of the Series B Preferred Stock and that it is not consideration to be paid by preferred stockholders for such conversion. In addition, disclose the formula, as described in Sections 6(b) and 6(c) of the Certificate of Designation of Preferences, Rights and Limitations of Series B Convertible Preferred Stock, and briefly describe the adjustments that may impact the formula (e.g., the adjustments described in Section 7 of the Certificate of Designations). Please clarify, if true, that each share of Series B Preferred Stock will initially be convertible into 100 shares of Common Stock.

Response: The Company respectfully advises the Staff that it has revised the disclosure in Amendment No. 1 to clarify that the conversion price for the Series B Preferred Stock is a component in the formula that will be used to calculate the number of common shares issuable upon conversion of the Series B Preferred Stock and that it is not consideration to be paid by preferred stockholders for such conversion. In addition, the Company has revised the

September 22, 2025 Page 2	dentons.com

disclosure in Amendment No. 1 to include the formula, as described in Sections 6(b) and 6(c) of the Certificate of Designation of Preferences, Rights and Limitations of Series B Convertible Preferred Stock, and to briefly describe the adjustments that may impact the formula. Finally, the Company has revised the disclosure in Amendment No. 1 to clarify that each share of Series B Preferred Stock will initially be convertible into 100 shares of the Company’s common stock. Please see page 2 of the Registration Statement.

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at 212-632-5556 or ilan.katz@dentons.com or Brian Lee at 212-768-6926 or brian.lee@dentons.com, respectively.

Very truly yours,

/s/ Ilan Katz
Ilan Katz

IK